SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.             )*

Cedar Fair, L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

150185106

(CUSIP Number)

Gerard J. Kenny

Gibson, Dunn & Crutcher LLP

4 Park Plaza

Irvine, CA 92614

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Page 1 of 49 Pages)

CUSIP No. 150185106	13D	Page 2 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Darrel D. Anderson & Associates, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 318,912 9 Sole Dispositive Power 318,912 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,912

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.6% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 3 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): VMK Enterprises, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 1,275,646 9 Sole Dispositive Power 1,275,646 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,275,646

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 2.5% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 4 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): The M. Knott Company

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 217,195 9 Sole Dispositive Power 217,195 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 217,195

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.4% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 5 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): M. Knott Enterprises

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 586,420 9 Sole Dispositive Power 586,420 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 586,420

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 1.2% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 6 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): D.W.O. Enterprises, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 473,367 9 Sole Dispositive Power 473,367 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,367

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.9% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 7 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Jana O. Hackett, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 474,752 9 Sole Dispositive Power 474,752 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 474,752

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.9% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 8 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Kenneth Knott, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 440,367 9 Sole Dispositive Power 440,367 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 440,367

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.9% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 9 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Stephen Knott, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 478,367 9 Sole Dispositive Power 478,367 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 478,367

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.9% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): CO

CUSIP No. 150185106	13D	Page 10 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Trust established under the Will of Cordelia Knott f/b/o Marion Knott

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 24,172 9 Sole Dispositive Power 24,172 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,172

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.1% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 11 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Knott Survivor’s Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 318,912 9 Sole Dispositive Power 318,912 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,912

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.6% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 12 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Knott Marital Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 318,911 9 Sole Dispositive Power 318,911 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,911

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.6% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 13 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Laura L. Anderson Trust No. 1

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 158,636 9 Sole Dispositive Power 158,636 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 158,636

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.3% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 14 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Virginia Knott Bender Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 2,200 9 Sole Dispositive Power 2,200 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 15 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Cynthia von Hoffman

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 8,314 9 Sole Dispositive Power 8,314 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,314

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 16 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Michael K. Reafsnyder

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 16,630 9 Sole Dispositive Power 16,630 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,630

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 17 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Monica Furmanski

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 16,631 9 Sole Dispositive Power 16,631 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,631

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 18 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Joseph Reafsnyder

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,717 9 Sole Dispositive Power 17,717 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,717

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 19 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Nicholas Sheridan

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,717 9 Sole Dispositive Power 17,717 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,717

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 20 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Daniel Sheridan

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,717 9 Sole Dispositive Power 17,717 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,717

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 21 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Jeffrey Sheridan

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,717 9 Sole Dispositive Power 17,717 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,717

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 22 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o David Sheridan

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,718 9 Sole Dispositive Power 17,718 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,718

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 23 of 49 Pages

1	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): 1995 Grandchildren’s Trust f/b/o Luke Sheridan

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 17,718 9 Sole Dispositive Power 17,718 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,718

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

The number reported in Row (11), above, excludes all Units beneficially owned by the other Reporting Persons included in this Schedule 13D. Each Reporting Person disclaims beneficial ownership of Units held by the other Reporting Persons.

☒

13	Percent of Class Represented by Amount in Row (11): Approximately 0.0% as of the date of this filing (based on 50,673,444 Units outstanding as of January 12, 2004).

14	Type of Reporting Person (See Instructions): OO

CUSIP No. 150185106	13D	Page 24 of 49 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to Depositary Units Representing Limited Partner Interests (the “Units”) of Cedar Fair, L.P., a Delaware limited partnership (the “Issuer”).

The address of the Issuer’s principal executive offices is One Cedar Point Drive, Sandusky, Ohio 44870-5259.

Item 2.	Identity and Background.

This Schedule 13D is being filed by each of the persons or entities listed in Annex A, attached to this Schedule 13D and incorporated herein by reference, (individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D (the “Joint Filing Agreement,” attached hereto as Exhibit 1).

Annex A, attached to this Schedule 13D and incorporated herein by reference, also contains the following information concerning each Reporting Person: (a) name of the Reporting Person; (b) the state or other place of its organization; (c) its principal business; and (d) the address of its principal business. Annex B, attached to this Schedule 13D and incorporated herein by reference, contains the information required by Instruction C to this Schedule 13D with respect to each of the Reporting Persons. Each of the natural persons named on Annex B is a United States citizen.

During the last five years, none of the Reporting Persons listed on Annex A or the persons listed on Annex B has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as disclosed in this Item 3, each of the Reporting Persons received Units of the Issuer in exchange for partnership units of Knott’s Berry Farm, a privately held partnership, pursuant to the Contribution Agreement by and among Cedar Fair, L.P., Knott’s Berry Farm and the partners of Knott’s Berry Farm, dated December 27, 1997.

The Virginia Knott Bender Trust acquired an aggregate of 2,200 Units on the open market using funds from the Virginia Knott Bender Trust.

Item 4.	Purpose of Transaction.

Each of the Reporting Persons acquired the Units for investment purposes. Pursuant to the Letter Agreement (as defined in Item 6, below), the Reporting Persons have the right to participate in the management of the Issuer through their ability to collectively nominate one

CUSIP No. 150185106	13D	Page 25 of 49 Pages

nominee to the Board of Directors of the Issuer’s general partner. The general partner of the Issuer has agreed to use its reasonable best efforts to cause the Reporting Persons’ nominee to be included in the slate of directors proposed for election. For further information, see Item 6 herein.

Except as disclosed in this Item 4, none of the Reporting Persons listed on Annex A or the persons listed on Annex B has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, each of the Reporting Persons will take such actions with respect to such Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and therefore reserve the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own an aggregate of 5,235,736 Units of the Issuer as of the date of this filing. Rows (11) and (13) of each of the cover pages to this Schedule 13D are hereby incorporated by reference. The Reporting Persons expressly disclaim “group” status under Section 13(d) of the Exchange Act of 1934, as amended (the “Act”), and the rules promulgated thereunder. Each Reporting Person hereby disclaims beneficial ownership of any Units held by any other Reporting Person. The filing of this Schedule 13D by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act are the beneficial owners of any Units of the Issuer in which such Reporting Persons do not have any ownership and economic interest.

(b)	Rows (7) through (10) of each of the cover pages to this Schedule 13D are hereby incorporated by reference. Rows (7) through (10) set forth the number of Units for which each of the Reporting Persons has shared power to vote or direct the vote or to dispose or direct the disposition; and the number of Units for which each of the Reporting Persons has sole power to vote or direct the vote or to dispose or direct the disposition.

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Units in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 8, 2004, each of the Reporting Persons entered into the Cedar Fair/Knott Family Letter Agreement with the Issuer (the “Letter Agreement”). The Letter Agreement is filed as Exhibit 2 to this Schedule 13D and the following summary of the terms of the Letter

CUSIP No. 150185106	13D	Page 26 of 49 Pages

Agreement is qualified in its entirety by reference thereto, the full terms of which are incorporated herein by reference.

Pursuant to the Letter Agreement, the Reporting Persons have the right to collectively nominate one nominee to the Board of Directors of the Issuer’s general partner. The Letter Agreement provides that the general partner of the Issuer shall use reasonable best efforts to ensure that the nominee of the Reporting Persons will be included in the slate of directors proposed for election by the unitholders of the Issuer. The Reporting Persons have identified Darrel Anderson as its initial nominee pursuant to this right. In addition, the Letter Agreement provides that the Reporting Persons each will vote all of the Units beneficially owned by such Reporting Person in accordance with the recommendations of the Board of Directors of the Issuer’s general partner with respect to the nominees for the Board of Directors of the Issuer’s general partner and any other issues presented to the unitholders of the Issuer.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed As Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated March 8, 2004.

Exhibit 2	Cedar Fair/Knott Family Letter Agreement, effective as of March 8, 2004.

CUSIP No. 150185106	13D	Page 27 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

Darrel D. Anderson & Associates, Inc.

By:	/s/ DARREL D. ANDERSON

Name:	Darrel D. Anderson
Title:	President

CUSIP No. 150185106	13D	Page 28 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

VMK Enterprises, Inc.

By:	/s/ MICHAEL REAFSNYDER

Name:	Michael Reafsnyder
Title:	Vice President

CUSIP No. 150185106	13D	Page 29 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

M. Knott Enterprises

By:	/s/ MARION KNOTT

Name:	Marion Knott
Title:	President

The M. Knott Company

By:	/s/ MARION KNOTT

Name:	Marion Knott
Title:	President

Trust established under the Will of Cordelia Knott for the benefit of Marion Knott

By:	/s/ MARION KNOTT

Name:	Marion Knott
Title:	Trustee

CUSIP No. 150185106	13D	Page 30 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

D.W.O. Enterprises, Inc.

By:	/s/ DON W. OLIPHANT

Name:	Don W. Oliphant
Title:	President

CUSIP No. 150185106	13D	Page 31 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

Jana O. Hackett, Inc.

By:	/s/ JANA HACKETT

Name:	Jana Hackett
Title:	President

CUSIP No. 150185106	13D	Page 32 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

Kenneth Knott, Inc.

By:	/s/ KENNETH KNOTT

Name:	Kenneth Knott
Title:	President

CUSIP No. 150185106	13D	Page 33 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

Stephen Knott, Inc.

By:	/s/ STEPHEN KNOTT

Name:	Stephen Knott
Title:	President

CUSIP No. 150185106	13D	Page 34 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

Knott Survivor’s Trust

By:	/s/ MILDRED N. KNOTT

Name:	Mildred N. Knott
Title:	Trustee

Knott Marital Trust

By:	/s/ MILDRED N. KNOTT

Name:	Mildred N. Knott
Title:	Trustee

CUSIP No. 150185106	13D	Page 35 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

Laura Anderson Trust No. 1

By:	/s/ LAURA L. ANDERSON OTTO

Name:	Laura L. Anderson Otto
Title:	Trustee

CUSIP No. 150185106	13D	Page 36 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

Virginia Knott Bender Trust

By:	/s/ JOHN C. FOSSUM

Name:	John C. Fossum
Title:	Trustee

By:	/s/ TERRY HACKETT

Name:	Terry Hackett
Title:	Trustee

CUSIP No. 150185106	13D	Page 37 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

1995 Grandchildren’s Trust fbo Cynthia von Hoffman

By:	/s/ JOHN C. FOSSUM

Name:	John C. Fossum
Title:	Trustee

By:	/s/ MAUREEN SLOAN, TRUSTEE

Name:	Maureen Sloan
Title:	Trustee

CUSIP No. 150185106	13D	Page 38 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

1995 Grandchildren’s Trust fbo Michael K. Reafsnyder

1995 Grandchildren’s Trust fbo Monica Furmanski

1995 Grandchildren’s Trust fbo Joseph Reafsnyder

By:	/s/ JOHN C. FOSSUM

Name:	John C. Fossum
Title:	Trustee

By:	/s/ MICHAEL REAFSNYDER

Name:	Michael Reafsnyder
Title:	Trustee

CUSIP No. 150185106	13D	Page 39 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

1995 Grandchildren’s Trust fbo Nicholas Sheridan

1995 Grandchildren’s Trust fbo Daniel Sheridan

1995 Grandchildren’s Trust fbo Jeffrey Sheridan

1995 Grandchildren’s Trust fbo David Sheridan

1995 Grandchildren’s Trust fbo Luke Sheridan

By:	/s/ JOHN C. FOSSUM

Name:	John C. Fossum
Title:	Trustee

By:	/s/ SHARON SHERIDAN

Name:	Sharon Sheridan
Title:	Trustee

CUSIP No. 150185106	13D	Page 40 of 49 Pages

ANNEX A TO SCHEDULE 13D

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OR OTHER PLACE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL BUSINESS

VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705	California	Investment	1542 Loma Verde Lane Santa Ana, CA 92705

The M. Knott Company 41 Royal St. George Newport Beach, CA 92660	California	Investment	41 Royal St. George Newport Beach, CA 92660

M. Knott Enterprises 41 Royal St. George Newport Beach, CA 92660	California	Investment	41 Royal St. George Newport Beach, CA 92660

Darrel D. Anderson & Associates, Inc. 1 Rue St. Cloud Newport Beach, CA 92660	California	Investment	1 Rue St. Cloud Newport Beach, CA 92660

D.W.O. Enterprises, Inc. P.O. Box 446 Rancho Santa Fe, CA 92067	California	Investment & Real Estate Development	P.O. Box 446 Rancho Santa Fe, CA 92067

Jana O. Hackett, Inc. 3 Royal St. George Newport Beach, CA 92660	California	Investment	3 Royal St. George Newport Beach, CA 92660

Kenneth Knott, Inc. 59926 Comstock Road Cove, OR 97824	California	Investment	59926 Comstock Road Cove, OR 97824

Stephen Knott, Inc. 1184 Innisfree Court Fullerton, CA 92831	California	Investment	1184 Innisfree Court Fullerton, CA 92831

Trust established under the Will of Cordelia Knott f/b/o Marion Knott 41 Royal St. George Newport Beach, CA 92660	California	Investment	41 Royal St. George Newport Beach, CA 92660

Knott Survivor’s Trust 823 Morningside Dr. Fullerton, CA 92835	California	Investment	823 Morningside Dr. Fullerton, CA 92835

CUSIP No. 150185106	13D	Page 41 of 49 Pages

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OR OTHER PLACE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL BUSINESS

Knott Marital Trust 823 Morningside Dr. Fullerton, CA 92835	California	Investment	823 Morningside Dr. Fullerton, CA 92835

Laura L. Anderson Trust No. 1 74-637 Palo Verde Drive Indian Wells, CA 92210	California	Investment	74-637 Palo Verde Drive Indian Wells, CA 92210

Virginia Knott Bender Trust c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Cynthia von Hoffman c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Michael K. Reafsnyder c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Monica Furmanski c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 42 of 49 Pages

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OR OTHER PLACE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL BUSINESS

1995 Grandchildren’s Trust fbo Joseph Reafsnyder c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Nicholas Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Daniel Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Jeffrey Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 43 of 49 Pages

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OR OTHER PLACE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL BUSINESS

1995 Grandchildren’s Trust fbo David Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

1995 Grandchildren’s Trust fbo Luke Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	California	Investment	c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 44 of 49 Pages

ANNEX B TO SCHEDULE 13D

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Sharon Sheridan VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705	President	VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705

Michael Reafsnyder VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705	Vice President	VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705

Maureen Sloan VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705	Investment	VMK Enterprises, Inc. 1542 Loma Verde Lane Santa Ana, CA 92705

Marion Knott The M. Knott Company 41 Royal St. George Newport Beach, CA 92660	President	The M. Knott Company 41 Royal St. George Newport Beach, CA 92660

Marion Knott M. Knott Enterprises 41 Royal St. George Newport Beach, CA 92660	President	M. Knott Enterprises 41 Royal St. George Newport Beach, CA 92660

Darrel D. Anderson Darrel D. Anderson & Associates, Inc. 1 Rue St. Cloud Newport Beach, CA 92660	President	Darrel D. Anderson & Associates, Inc. 1 Rue St. Cloud Newport Beach, CA 92660

Don W. Oliphant D.W.O. Enterprises, Inc. P.O. Box 446 Rancho Santa Fe, CA 92067	President	D.W.O. Enterprises, Inc. P.O. Box 446 Rancho Santa Fe, CA 92067

Jana Hackett Jana O. Hackett, Inc. 3 Royal St. George Newport Beach, CA 92660	President	Jana O. Hackett, Inc. 3 Royal St. George Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 45 of 49 Pages

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Kenneth Knott Kenneth Knott, Inc. 59926 Comstock Road Cove, OR 97824	President	Kenneth Knott, Inc. 59926 Comstock Road Cove, OR 97824

Stephen Knott Stephen Knott, Inc. 1184 Innisfree Court Fullerton, CA 92831	President	Stephen Knott, Inc. 1184 Innisfree Court Fullerton, CA 92831

Marion Knott, as Trustee of the Trust established under the Will of Cordelia Knott f/b/o Marion Knott 41 Royal St. George Newport Beach, CA 92660	Trustee	Trust established under the Will of Cordelia Knott f/b/o Marion Knott 41 Royal St. George Newport Beach, CA 92660

Mildred Knott, as Trustee of the Knott Survivor’s Trust 823 Morningside Dr. Fullerton, CA 92835	Trustee	Knott Survivor’s Trust 823 Morningside Dr. Fullerton, CA 92835

Mildred Knott, as Trustee of the Knott Marital Trust 823 Morningside Dr. Fullerton, CA 92835	Trustee	Knott Marital Trust 823 Morningside Dr. Fullerton, CA 92835

Laura Otto, as Trustee of the Laura L. Anderson Trust No. 1 74-637 Palo Verde Drive Indian Wells, CA 92210	Trustee	Laura L. Anderson Trust No. 1 74-637 Palo Verde Drive Indian Wells, CA 92210

Terry Hackett and John Fossum, as Trustees of the Virginia Knott Bender Trust c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	Virginia Knott Bender Trust c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 46 of 49 Pages

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Maureen Sloan and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Cynthia von Hoffman c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Cynthia von Hoffman c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

Michael Reafsnyder and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Michael K. Reafsnyder c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Michael K. Reafsnyder c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

Michael Reafsnyder and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Monica Furmanski c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Monica Furmanski c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

Michael Reafsnyder and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Joseph Reafsnyder c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Joseph Reafsnyder c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 47 of 49 Pages

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Sharon Sheridan and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Nicholas Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Nicholas Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

Sharon Sheridan and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Daniel Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Daniel Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

Sharon Sheridan and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Jeffrey Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Jeffrey Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

CUSIP No. 150185106	13D	Page 48 of 49 Pages

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS ADDRESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Sharon Sheridan and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo David Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo David Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660

Sharon Sheridan and John Fossum, as Trustees of the 1995 Grandchildren’s Trust fbo Luke Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660	Trustee	1995 Grandchildren’s Trust fbo Luke Sheridan c/o John Fossum Irell & Manella 840 Newport Center Drive Suite 400 Newport Beach, CA 92660